                                  EXHIBIT 99.3

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------------------------------------------------------
                                                    1725 K STREET, NW. SUITE 205
                                                            WASHINGTON, DC 20006
                                                                    202-467-6862
                                                              (FAX) 202-467-6963


================================================================================


                           Chesapeake Bank of Maryland
                               Baltimore, Maryland

                      Pro Forma Valuation Appraisal Report

                           Valued as of March 4. 2003

                                   Prepared By

                        Feldman Financial Advisors, Inc.
                                Washington, D.C.


================================================================================

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------------------------------------------------------
                                                    1725 K STREET, NW. SUITE 205
                                                            WASHINGTON, DC 20006
                                                                    202-467-6862
                                                              (FAX) 202-467-6963

March 14, 2003

Board of Directors
Chesapeake Bank of Maryland
2001 East Joppa Road
Baltimore, Maryland 21234-2845

Gentlemen:

         At your request, we have completed and hereby provide an independent appraisal (the "Appraisal") of the estimated pro forma market value of Chesapeake Bank of Maryland ("Chesapeake" or the "Bank"). The Appraisal is provided in connection with the conversion of the Bank from a federally chartered mutual holding company structure to a federally chartered holding company structure (the "Conversion') according to the rules and regulations of the Office of Thrift Supervision ("OTS"). The Conversion also provides for the concurrent formation of Banks of the Chesapeake, Inc. (the "Holding Company"), a Maryland corporation, to be the holding company for Chesapeake and which will own 100% of the outstanding common stock of the Bank. The Corporation will be structured as a unitary thrift holding company.

         The Appraisal is furnished pursuant to the filing of the Plan of Conversion (the "Plan") by Chesapeake with the OTS and prepared in accordance with Regulation 563b.7 and with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Banks Converting from Mutual to Stock Form of Organization" of the OTS which have been adopted in practice by the FDIC, including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

         Feldman Financial Advisors, Inc. ("Feldman Financial") is a financial consulting and economic research firm that specializes in financial valuations and analyses of business enterprises and securities in the thrift, banking, and mortgage industries. The background of Feldman Financial is presented in Exhibit I.

         In preparing the Appraisal, we conducted an analysis of Chesapeake that included discussions with the Bank's management and the Bank's independent auditor, Anderson Associates, LLP. In addition, where appropriate, we considered information based on other available published sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information. We did not independently verify and have relied on and assumed that the aggregate allowance for loan and lease losses set forth in the balance sheet of the Bank at December 31, 2002 was adequate to cover such losses and complied fully with applicable accounting and sound business practices as of the date of such financial statements. We did not make any independent evaluation or appraisal of the assets, liabilities, or prospects of the Bank, nor were we furnished with any such evaluation or appraisal.

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors
Chesapeake Bank of Maryland
March 14, 2003
Page Two

         We also reviewed, among other factors, the economy in the Bank's primary market area and compared the Bank's financial condition and operating performance with that of selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for thrift institution common stocks in particular.

         The Appraisal is based on the Bank's representation that the information contained in the Application and additional evidence furnished to us by the Bank and its independent auditor are truthful, accurate, and complete. We discussed and reviewed financial projections with the Bank's senior management for the purpose of reviewing the future prospects of the Bank. We assume that they were reasonably prepared reflecting the best estimates and judgements of the management of the Bank as to the future operating and financial performance of the Bank. Further, there will usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected and those differences may be material. The Appraisal considers the Bank only as a going concern and should not be considered as an indication of the liquidation value of the Bank.

         It is our opinion that, as of March 4, 2003, the aggregate estimated pro forma market value of the Bank was within a range (the "Valuation Range") of $19,125,000 to $25,875,000 with a midpoint of $22,500,000. The Valuation Range was based upon a 15 percent decrease from the midpoint to determine the minimum and a 15 percent increase from the midpoint to establish the maximum. The Valuation Range may be increased by an additional 15 percent above the maximum to an adjusted maximum of $29,756,250 without a resolicitation of subscriptions. The Holding Company will offer shares of its common stock for sale (the "Stock Offering") to eligible depositors and to the Bank's employee stock benefit plans in a Subscription Offering based upon this appraisal. Shares not subscribed for in the Subscription Offering will be offered for sale to certain members of the general public in a Community Offering.

         Our Appraisal is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of the Holding Company's common stock in the Conversion. Moreover, because the Appraisal is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the Conversion will thereafter be able to sell such shares at prices related to the offering price or the foregoing estimate of the Bank's pro forma market value. Feldman Financial is not a seller of securities within the meaning of any federal or state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors
Chesapeake Bank of Maryland
March 14, 2003
Page Three

         The Valuation Range reported herein will be updated as requested by the Bank in accordance the requirements of the OTS. These updates will consider, among other factors, any developments or changes in the Bank's operating performance, financial condition, or management policies, and current conditions in the securities markets for thrift institution common stocks. Should any such new developments or changes be material, in our opinion, to the valuation of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time.

                                               Respectfully submitted,

                                               Feldman Financial Advisors, Inc.



                                               By:__________________
                                                  Trent R. Feldman
                                                  President

                                TABLE OF CONTENTS

TAB                                                                               PAGE
---                                                                               ----
     INTRODUCTION ...............................................................   1

 I.  Chapter One - BUSINESS OF CHESAPEAKE BANK OF MARYLAND

     General ....................................................................   5
     Financial Condition ........................................................  10
     Income and Expense Trends ..................................................  22
     Asset and Liability Management .............................................  26
     Asset Quality ..............................................................  30
     Properties .................................................................  33
     Subsidiaries ...............................................................  35
     Market Area ................................................................  36
     Summary Outlook ............................................................  40

Feldman Financial Advisors, Inc.
--------------------------------

                                 LIST OF TABLES

TAB                                                                                            PAGE
---                                                                                            ----
  I.  Chapter One - BUSINESS OF CHESAPEAKE BANK OF MARYLAND

      Table 1  -   Selected Financial Condition and Operations Data .........................   10
      Table 2  -   Selected Financial Ratios and Other Data .................................   11
      Table 3  -   Loan Originations by Type ................................................   13
      Table 4  -   Borrowings ...............................................................   21
      Table 5  -   Yield and Cost Summary ...................................................   25
      Table 6  -   Rate/Volume Analysis .....................................................   27
      Table 7  -   NPV Calculation ..........................................................   28
      Table 8  -   Nonperforming Asset Summary ..............................................   31
      Table 9  -   Allowance for Loan and Lease Losses ......................................   32
      Table 10 -   Key Economic Indicators ..................................................   38
      Table 11 -   Deposit Trends and Market Share for Baltimore and Baltimore MSA ..........   39

                                       ii

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Feldman Financial Advisors, Inc.
--------------------------------

                                  INTRODUCTION

         As requested, Feldman Financial Advisors, Inc. ("Feldman Financial") has prepared an independent appraisal of the aggregate estimated pro forma market value of Chesapeake Bank of Maryland ("Chesapeake" or the "Bank") in connection with conversion of the Bank from a federally chartered mutual holding company structure to a federally chartered stock holding company structure (the "Conversion') and the concurrent formation of Banks of the Chesapeake, Inc. (the "Holding Company" or "Corporation"), a Maryland corporation, to be the holding company for Chesapeake and which will own 100% of the outstanding common stock of the Bank. Currently, the capital stock of the Bank is owned by Banks of the Chesapeake M.H.C., a mutual holding company. Banks of the Chesapeake M.H.C. will cease to exist following the conversion. The Corporation will be structured as a unitary thrift holding company. The Holding Company will offer shares of its common stock for sale (the "Stock Offering") to eligible depositors and to the Bank's employee stock benefit plans in a Subscription Offering. Shares not subscribed for in the Subscription Offering will be offered for sale to certain members of the general public in a Community Offering.

         The Appraisal has been prepared in accordance with Regulation 563b.7 and with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Banks Converting from Mutual to Stock Form of Organization" of the OTS which have been adopted in practice by the FDIC, including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

         In the course of preparing this appraisal report, we reviewed and discussed with the Bank's management, and with the Bank's independent auditors, Anderson Associates, LLP, the audited financial statements of the Bank's operations for the years ended March 31, 2000, 2001

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Feldman Financial Advisors, Inc.
--------------------------------

and 2002 and the quarters ended June 30, 2002, September 30, 2002 and December 31, 2002. In addition, where appropriate, we considered information based on other available published sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information. We did not independently verify and have relied on and assumed that the aggregate allowance for loan and lease losses set forth in the balance sheet of the Bank at December 31, 2002 was adequate to cover such losses and complied fully with applicable accounting and sound business practices as of the date of such financial statements. We did not make any independent evaluation or appraisal of the assets, liabilities, or prospects of the Bank, nor were we furnished with any such evaluation or appraisal.

         We also discussed matters related to the Conversion with the Bank's legal counsel, Ober, Kaler, Grimes & Shriver, and with the Bank's offering manager, Trident Securities, a division of McDonald Investments, Inc. We reviewed and discussed with management other financial matters of the Bank.

         Where appropriate, we considered information based upon other available public sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and examined the prevailing economic conditions. We also examined the competitive environment within which the Bank operates and assessed the Bank's relative strengths and weaknesses.

         We examined and compared the Bank's financial performance with selected segments of the thrift industry and selected publicly traded thrifts. We reviewed conditions in the securities markets in general and the market for thrift institution common stocks in particular. We included in our analysis an examination of the potential effects of the Conversion on the Bank's operating

Feldman Financial Advisors, Inc.

characteristics and financial performance as they relate to the estimated pro forma market value of the Bank.

         The Appraisal is based on the Bank's representation that the information contained in the Application and additional evidence furnished to us by the Bank and its independent auditor are truthful, accurate, and complete. We discussed and reviewed financial projections with the Bank's senior management for the purpose of reviewing the future prospects of the Bank. We assume that they were reasonably prepared reflecting the best estimates and judgements of the management of the Bank as to the future operating and financial performance of the Bank. Further, there will usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected and those differences may be material. The valuation considers the Bank only as a going concern and should not be considered as an indication of the liquidation value of the Bank.

         Our valuation is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of common stock in the Conversion. Moreover, because such valuation is necessarily based on estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the Conversion will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. Feldman Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

Feldman Financial Advisors, Inc.

         The valuation reported herein will be updated as requested by the Bank in accordance with the requirements of the OTS. These updates will consider, among other factors, any developments or changes in the Bank's financial performance or management policies, and current conditions in the securities market for thrift institution common stocks. Should any such developments or changes be material, in our opinion, to the Conversion valuation of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time.

Feldman Financial Advisors, Inc.

                   I. BUSINESS OF CHESAPEAKE BANK OF MARYLAND

                                     General

         Chesapeake was originally founded in 1911 as New Eastern Avenue Permanent Savings and Loan Association and changed its name to Chesapeake Federal Savings and Loan Association in 1960. Chesapeake completed three mergers in subsequent years: in 1970 the Bank was acquired by Kenwood Federal Savings and Loan Association and retained the Chesapeake name; in 1980 the Bank merged with Tuscan Savings and Loan Association; and, in 1987 the bank merged with Druid Hill Federal Savings and Loan Association. The Bank changed to its current name as of January 1, 1998.

         On October 30, 1998, Chesapeake reorganized into the mutual holding company form of organization under the name Banks of the Chesapeake, M.H.C. Banks of the Chesapeake, M.H.C. owns 100% of Chesapeake's outstanding common stock. As of December 31, 2002, Banks of the Chesapeake, M.H.C.'s other assets consisted primarily of cash of $242,000 and securities available for sale of $412,000.

         The Bank currently conducts its business from its home office and a loan production office, both located in Towson, Maryland, and out of five branch offices in Arbutus, Maryland, Baltimore City (2 branches), Pasadena, Maryland and Catonsville, Maryland. The Bank expects to open a new branch in Bel Air, Maryland in the first quarter of 2003.

         The Bank is subject to regulation by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"), the insurer of its deposit accounts up to applicable limits through the Savings Association Insurance Fund. The Bank is a member of the Federal Home Loan Association ("FHLB") of Atlanta. As of December 31, 2002, on a

Feldman Financial Advisors, Inc.

consolidated basis, Banks of the Chesapeake M.H.C. had total assets of $203 million, total deposits of $184 million, and total equity of $17 million or 8.60% of total assets.

         Chesapeake has historically placed an emphasis on originating residential mortgage loans, non-residential mortgage loans, and acquisition, development and construction loans ("ADC loans"). ADC loans are principally originated on property designated for residential development. To a lesser extent, the Bank also originates multi-family, land, commercial and some consumer loans. To this extent, the Bank's lending operations are more diversified than the traditional thrift. Of the Bank's total loan portfolio at December 31, 2002, 27.8%, or $56.7 million, consisted of loans secured by one-to-four family residential properties, 21.1%, or $42.9 million, were secured by commercial real estate, 35.1%, or $71.4 million, were construction loans and 10.1%, or $20.6 million, were consumer loans. The Bank also invests in securities, mortgage-backed securities and other short-term investments. At December 31, 2002, investment securities (including mortgage-backed securities) and short-term investments amounted to $3.1 million, or 1.5% of the Bank's assets. Cash and cash equivalents totaled $25.3 million, or 12.4% of the Bank's total assets.

         The Bank offers traditional deposit accounts consisting of checking accounts, savings accounts, money market accounts, NOW accounts, and certificates of deposit which range in maturity from ninety days to five years. Transaction and savings accounts make up $78.9 million, or 42.9%, of total deposits as of September 30, 2002 while certificates of deposit totaled $104.9 million, or 57.1%, of total deposits.

         The Bank operates out of its main office and a loan production office in Towson, Maryland, and five full-service branch offices in Arbutus, Baltimore City (two branches) Pasadena and Catonsville, Maryland. The Bank's primary market area the Baltimore

Feldman Financial Advisors, Inc.

Metropolitan Area consisting of Baltimore, Harford, Carroll, Anne Arundel and Howard Counties and Baltimore City. The Bank's secondary market area includes the mid-Atlantic region, with an emphasis on the Maryland counties surrounding its primary market area, including Carroll, Frederick, Montgomery and Prince George's counties. The majority of the Bank's deposits are gathered from businesses and residents located within the areas surrounding the branch locations in Baltimore County and Baltimore City, Maryland. The Bank's primary lending area extends throughout the five aforementioned counties in Maryland and Baltimore City. Because a significant concentration of the Bank's assets are secured by residential and commercial real estate located in its primary lending territory, the Bank's asset quality is highly dependent upon the real estate market conditions in the local economy. As of December 31, 2002 the Bank's nonperforming and restructured loans totaled $5.9 million or 2.89% of total assets, an increase from the year ended March 31, 2002 total of $3.0 million or 1.49% of assets.

         Chesapeake has historically generated moderate levels of profitability. Net income for the nine months ended December 31e, 2002 was $697,000, or 0.47% of average assets and 5.46% of average equity. For the fiscal year ended March 31, 2002, net income was $875,000 million, or 0.46% of average assets and 5.31% of average equity.

         The Bank's capital exceeded all applicable regulatory capital requirements and as of December 31, 2002, tier I capital was $16.8 million, or 8.31% of assets and total risk-based capital was $18.7 million or 10.75% of risk-weighted assets.

         The Bank seeks to generate future earnings growth through continued origination of one-to-four family residential mortgage loans with an emphasis on adjustable rate loans, using the additional capital raised in the offering to support growth in commercial real estate, land acquisition, development and construction, consumer and other loans. Management intends to

Feldman Financial Advisors, Inc.

monitor economic conditions in the Bank's market area and adjust the mix of its lending activities in response to changing conditions in order to maintain sound asset quality and profitability. Management believes opportunities for growth exist in its market area and plans to manage growth to ensure compliance with regulatory capital requirements and to achieve overall strategic objectives, without unduly increasing the risk profile of the balance sheet. Management believes that the Bank can continue to meet its financial and strategic objectives by seeking business primarily within its market area.

         The Board of Directors of Chesapeake has determined that the Conversion is in the best interest of the Bank and its customers, and has discerned several reasons for the proposed Conversion. The Conversion to a stock organization will allow the Bank to compete more effectively in the financial services marketplace, offer depositors, employees, management and directors an equity ownership interest in Banks of the Chesapeake and thereby participate in its future success, and increase the Bank's capital base and provide additional sources of capital to enable the Bank to grow and increase profitability.

         The Conversion and capital raised in the Stock Offering are expected to:

         . Support Chesapeake Bank of Maryland's ability to increase its asset size through extended operations, including increased lending activities and acquisition of deposits;

         . Provide Chesapeake Bank of Maryland with increased flexibility with respect to asset/liability management, including improving the net-interest earning asset position and enhancing interest rate risk management capabilities;

         . Provide Banks of the Chesapeake and Chesapeake Bank of Maryland with additional flexibility to diversify its business activities and thereby place the Bank on more competitive ground relative to other thrifts in its market area; and,

         . Provide stock-based incentives to the Corporation's and Bank's directors, officers and employees which will assist in attracting and retaining qualified personnel.

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Feldman Financial Advisors, Inc.

         Based on the Bank's expanded capital base, the Bank will be able to increase its lending limits without jeopardizing credit risk management. The Bank will be better able to accommodate the growing financing needs of its larger, more successful real estate customers. In addition, adjacent geographic markets may be considered for new business development opportunities consistent with the Bank's current lines of business. The Bank intends to implement any such growth and expansion plans with a disciplined and deliberate approach. The Conversion will also allow for the establishment of stock benefit plans for management and employees in order to attract and retain qualified personnel.

         The remainder of Chapter I examines in more detail the trends addressed in this section, including the impact of changes in the Bank's economic and competitive environment and recent management initiatives. The discussion is supplemented by the exhibits in the Appendix. Exhibit II-1 summarizes the Bank's statements of financial condition for the fiscal year ending March 31, 2001 and 2002 and the nine months ending December 31, 2002. Exhibit II-2 presents the Bank's statements of income for the years ended March 31, 2001 and 2002 and for the nine months ended December 31, 2001 and 2002.

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Feldman Financial Advisors, Inc.

                               Financial Condition

         Table 1 presents selected data concerning Chesapeake's financial position as of or for the period ended December 31, 2002 and March 31, 2002 and 2001. Table 2 displays selected financial ratios for the Bank for the nine months ended December 31, 2002 and 2001 and for the fiscal years ended March 31, 2002 and 2001.

                                     Table 1
                Selected Financial Condition and Operations Data
          As of or for the Nine Months Ended December 31, 2002 and 2001
               For the Fiscal Years Ended March 31, 2002 and 2001

----------------------------------------------------------------------------------------------------------------
                                               At December 31, 2002     At March 31, 2002    At March 31, 2001
----------------------------------------------------------------------------------------------------------------
                                                                          (In thousands)
Selected Balance Sheet and Other Data:

Total Assets                                         $202,822                 $1989,654             $177,626
Cash and cash equivalents                              25,337                    26,923                7,674
Investment securities available for sale                  520                       513                  554
Investment securities held to maturity                      0                         0                3,000
MBS held to maturity                                    1,723                     2,366                3,517
Loans receivable, net                                 166,066                   160,289              154,998
Total deposits                                        183,732                   180,237              157,307
Borrowings                                                  0                         0                3,000
Total equity                                           17,447                    16,746               15,898
Number of full service offices                              6                         6                    6
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                     Nine Months Ended     Nine Months Ended       Year Ended       Year Ended
                                     December 31, 2002     December 31, 2001     March 31, 2002   March 31, 2001
----------------------------------------------------------------------------------------------------------------
                                                                    (In Thousands)
Selected Operating Data:

Total interest income                      $  9,515             $ 10,176           $ 13,302          $ 13,029
Total interest expense                        4,117                5,591              7,133             7,067
                                           --------             --------           --------          --------
Net interest income                           5,398                4,585              6,169             5,962
Provision for loan losses                       636                  (51)                69               619
                                           --------             --------           --------          --------
Net interest income after
  Provision for loan losses                   4,762                4,636              6,100             5,343
Total other operating income                    587                  631                913               967
Total other operating expense                 4,216                4,377              5,669             4,658
                                           --------             --------           --------          --------
Income before income tax                      1,133                  890              1,344             1,652
Income tax expense                              436                  290                469               651
                                           --------             --------           --------          --------
Net income                                 $    697             $    600           $    875          $  1,001
                                           ========             ========           ========          ========
----------------------------------------------------------------------------------------------------------------

      Source:  Banks of the Chesapeake, Inc., preliminary prospectus.

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Feldman Financial Advisors, Inc.

                                     Table 2
                    Selected Financial Ratios and Other Data
           At and for the Nine Months Ended December 31, 2002 and 2001

-----------------------------------------------------------------------------------------------------------------
                                             At or for the      At or for the    At or for the   At or for the
                                           Nine Months Ended  Nine Months Ended   Year Ended       Year Ended
                                             Dec. 31, 2002      Dec. 31, 2001   March 31, 2002   March 31, 2002
-----------------------------------------------------------------------------------------------------------------
Selected Operating Ratios:

Performance Ratios:
Return on average assets                          0.47%              0.43%             0.46%            0.61%
Return on average equity                          5.46               4.86              5.31             6.67
Equity to assets at end of period                 8.60               8.54              8.43             8.95
Interest rate spread                              3.59               3.30              3.12             3.40
Net interest margin                               3.83               3.46              3.45             3.81
Average interest-earning assets to
  Average interest-bearing liabilities          108.32             103.96            108.15           108.97
Net interest income after provision for
  Loan losses to other expenses                 112.95             105.92            107.62           114.71
Total other expenses to average total assets      2.82               3.12              3.00             2.83


Asset Quality Ratios:
Non-performing loans to total loans               2.74%              1.28%             1.42%            1.24%
Non-performing assets to total assets             2.75               1.30              1.34             1.31
Allowance for loan losses to total loans          1.33               0.99              1.09             1.01
Allowance for loan losses to total
  Non-performing loans                           48.66              77.27             76.86            81.69

Capital Ratios:
Tangible capital ratio                            8.31%              8.24%             8.10%            8.69%
Core capital ratio                                8.31               8.24              8.10             8.69
Total risk-based capital ratio                   10.75              10.90             10.90            11.53
-----------------------------------------------------------------------------------------------------------------

    Source: Chesapeake Bank, preliminary prospectus

Asset Composition

         The Bank's asset base increased by $4.2 million, or 2.1%, to $202.8 million at December 31, 2002, from $198.7 million at March 31, 2002. The increase resulted primarily from an increase in net loans receivable of $5.8 million which was partially offset by a $2.7 million decrease in interest bearing deposits in other banks. The decrease in net interest bearing deposits in other banks was primarily attributable to funding of a commercial real estate loan. The $5.8

Feldman Financial Advisors, Inc.

million increase in net loans was primarily the result of a lower interest rate environment combined with increased marketing of the loan programs through advertising media.

         Total assets increased $21.0 million, or 11.8%, to $198.6 million at March 31, 2002, from $177.6 million at March 31, 2001. The increase in total assets resulted primarily from a $21.9 million increase in interest bearing deposits in other banks and a $5.3 million increase in net loans receivable, which was partially offset by a $3.0 million decrease in investment securities, a $1.8 million decrease in cash and a $1.2 million decrease in mortgage-backed securities. The increase in interest bearing deposits in other banks resulted from a similar increase in savings deposits. The decrease in investment securities resulted from issuers exercising their call options of callable agency securities. The decrease in mortgage-backed securities resulted from scheduled repayments and payoffs. Approximately 40% of the $5.3 million increase in net loans was the result of the Banks efforts to increase the loan referral program with local boat dealerships.

         Exhibit II-3 displays the composition of the Bank's loan portfolio as of December 31, 2002, March 31, 2002 and March 31, 2001. Between March 31, 2001 and December 31, 2002 the Bank's loan growth has been primarily in commercial and construction mortgage lending and consumer lending. Since March 31, 2002, commercial mortgage loans outstanding have increased by $5.7 million and construction mortgage loans have increased by $3.0 million. Consumer loans outstanding have increased by $5.7 million. Table 3 on the following page summarizes the Bank's net lending activity during recent periods.

         Chesapeake's lending activities are subject to underwriting standards and loan origination procedures established by its board of directors and management. The Bank originates one-to-four family residential mortgage loans and loans secured by real estate including land

Feldman Financial Advisors, Inc.

acquisition, development and construction loans, and commercial real estate loans. Chesapeake also originates commercial business loans, finance leases and consumer loans.

                                     Table 3
                            Loan Originations by Type

                                                 Nine Months Ended            Year Ended
                                                    December 31,               March 31,
                                                 2002         2001        2002         2001
                                               ---------------------    ----------------------
                                                    (In Thousands)          (In Thousands)
Originations by Type:
    Real estate - one-to four-family             15,031       10,690      16,439        16,963
                   - commercial                   8,942        2,008       3,612        11,671
                   - construction                43,938       40,205      50,652        48,816
    Commercial business                           8,453        2,961       3,884         6,350
    Lease financing                               1,898        2,043       3,176         2,528
    Other - consumer                             12,063        7,954      11,639         7,057
                                               --------     --------    --------     ---------
       Total loans originated                    90,325       65,861      89,402        93,385
                                               --------     --------    --------     ---------

    Plus: loans purchased                         7,804        7,417       4,175        13,486
    Less: participation loans sold               (8,867)      (3,384)     (4,256)       (5,829)
    Less: principal repayments and sales        (66,280)     (52,321)    (73,652)      (56,004)
    Less: other changes                         (17,726)     (10,302)    (10,378)       (8,612)
                                               --------     --------    --------     ---------
       Net increase                               5,256        7,271       5,291        36,426
                                               --------     --------    --------     ---------

         As of December 31, 2002, $56.7 million, or 27.8% of the gross loan portfolio, consisted of one-to-four family residential loans. Chesapeake's current lending policy limits the maximum loan-to-value ratio to 90% of the appraised value of the property. These loans are amortized on a monthly basis with principal and interest due each month and generally include "due-on-sale" clauses (giving Chesapeake the right to declare a loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the real property subject to the mortgage and the loan is not repaid).

         Currently, a significant portion of the Bank's one-to-four family loans are have fixed rates of interest. At December 31, 2002, $49.3 million, or 84.8%, of Chesapeake's one-to-four family residential mortgage loans were fixed-rate. Fixed-rate loans generally have maturities ranging from 15 to 30 years and are fully amortizing. These loans are generally

Feldman Financial Advisors, Inc.

originated under terms, conditions, and documentation that permit them to be sold to U.S. Government-sponsored agencies such as the Federal Home Loan Mortgage Corporation, and other investors in the secondary mortgage market.

         The Bank also offers adjustable-rate one-to-four family residential mortgage loans with $8.7 million, or 15.2%, of the one-to-four family residential mortgage loan portfolio carrying adjustable rates as of September 30, 2002. All adjustable rate loans require that any payment resulting from a change in the interest rate be sufficient to result in full amortization of the loan by the end of the loan term and, thus, do not permit any of the increased payment to be added to the principal amount of the loan, known as "negative amortization". Due to the present interest rate environment, Chesapeake plans on focusing on adjustable rate one-to-four family residential mortgages over the next few years.

         Retention of the relatively small amount of adjustable-rate loans in the bank's portfolio somewhat reduces the Bank's exposure to increases in prevailing market interest rates. Although adjustable-rate loans allow the Bank to increase the sensitivity of its interest-earning assets to changes in interest rates, the extent of the interest rate sensitivity is limited by the initial fixed-rate period.

         Chesapeake's commercial real estate loan portfolio consists primarily of loans to finance the acquisition of small office buildings, churches, office condominiums, small shopping centers and small commercial and industrial buildings. The largest loan in this category had an outstanding principal balance of $2.6 million at September 30, 2002. As of December 31, 2002, Chesapeake had $42.9 million of commercial real estate loans, or 21.1 of the bank's gross loan portfolio. Commercial real estate loans are originated on a fixed-rate or adjustable-rate basis

Feldman Financial Advisors, Inc.

with terms of up to 25 years at a rate that is generally above the rate charged on one-to-four family residential mortgage loans having comparable terms and interest rate adjustment periods.

         Commercial real estate lending entails additional risks as compared with one-to-four family residential property lending. Commercial real estate loans typically involve larger loan balances to single borrowers or groups of related borrowers. The payment experience on such loans is typically dependent on the successful operation of the real estate project, retail establishment or business. These risks can be significantly impacted by supply and demand conditions in the market for office and retail space and, as such, may be subject to a greater extent to adverse conditions in the economy generally. It is generally the policy of the Bank to obtain annual financial statements on the borrower's business or the project for which the commercial real estate loans are originated. In addition, in the case of commercial real estate loans made to a partnership, limited liability company or corporation, the Bank seeks, whenever possible, to obtain personal guarantees and annual financial statements from the principals of the entity.

         A substantial portion of the Bank's loan portfolio, $71.4 million or 35.1% of the Bank's gross loan portfolio, consists of loans originated for the construction of owner-occupied, one-to-four family dwellings in the Bank's primary market area. Residential construction loans are offered primarily to individuals building their primary or secondary residence, as well as to local builders. Generally, for the construction of owner occupied residential properties, the loans are originated in connection with the permanent loan on the property and have a construction term of up to twelve months. Loans are typically offered on a fixed-rate basis. Interest rates on loans to builders are typically based upon the prime rate plus a negotiated margin and adjust monthly with terms not exceeding 18 months.

Feldman Financial Advisors, Inc.

         Prior to funding any construction loan, the Bank requires both an appraisal of the property and a study of projected construction costs. The Bank also reviews and inspects each project at the commencement of construction and as needed prior to additional loan disbursements during the term of the construction loan.

         The Bank also originates acquisition and development loans to local developers to acquire and develop land for sale to construct one-to-four family residences. Acquisition and development loans are typically originated at the prime rate plus a negotiated margin and adjust monthly, with a term up to eighteen months. In general, interest only is paid during the term of the loan, and the principal balance of the loan is paid down as developed lots are sold to builders. Generally, in connection with acquisition and development loans, the Bank issues a letter of credit to secure the builder's obligation to local governments to complete improvements. If the developer fails to complete the improvements, the Bank is required to fund the cost of completing the improvements up to the amount of the letter of credit, creating additional risk for the Bank.

         Construction financing is generally considered to involve a higher level of risk than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of development or construction and the estimated cost (including interest) of the project. If the estimate of value is inaccurate, the Bank may be confronted, at or prior to maturity of the loan, with collateral having a value that is insufficient to assure full repayment.

         The Bank originates commercial business loans primarily to small business owners in its market area for the purposes of working capital or equipment financing. At December 31, 2002, the Bank had $5.8 million, or 2.9% of its gross loan portfolio, of commercial business loans.

Feldman Financial Advisors, Inc.
--------------------------------

Equipment, machinery or other corporate assets typically secure these loans. The loans are typically 3-to-5year loans with either fixed or variable rates of interest. Since 2000, the Bank has significantly expanded its activities in commercial business lending and anticipates that this will continue.

         Commercial business loans generally have higher interest rates and shorter terms than one-to-four family residential loans. The risks in this type of lending are associated with higher average balances, increased difficulty of loan monitoring and a higher risk of default as the repayment generally depends upon the successful operation of the borrower's business. The Bank attempts to limit its risk by limiting lending to proven businesses or by obtaining personal guarantees from the borrowers.

         The Bank purchases commercial finance leases from local leasing companies. The leases are primarily on equipment, are purchased on a non-recourse basis and are serviced by the leasing company. As of December 31, 2002, commercial finance leases totaled $6.3 million, or 3.1% of its gross loan portfolio. Management believes these leases represent a sound and profitable investment and intends to continue to maintain its relationship with the leasing companies following the conversion. In general, lease financing involves the same risk of default as commercial business loans. As the leasing company services the leases purchased by the Bank, the Bank is unable to monitor the lessee's financial condition. Management does not anticipate that lease financing activities will grow proportionately as a result of the additional capital from the conversion as its expects to de-emphasize this aspect of the business.

         The Bank is authorized to originate loans for a wide variety of personal and consumer purposes. Consumer loans consist primarily of home equity loans and lines of credit, boat loans, automobile loans, recreational vehicle loans and signature and savings account loans. At

Feldman Financial Advisors, Inc.
--------------------------------

December 31, 2002, consumer loans totaled $20.6 million, or 10.1%, of the Bank's gross loan portfolio. Home equity loans and lines of credit are secured by a real estate mortgage with a security interest in the borrower's primary residence. These loans are fixed rate or variable rate loans indexed to prime rate with terms up to 20 years.

         Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans which can assist in improving the spread between average loan yield and cost of funds, as well as improve the matching of the rate sensitive assets and liabilities. Consumer loans entail greater risk than one-to-four family residential mortgage loans, particularly consumer loans that are unsecured or that are secured by rapidly depreciating assets, such as boats, automobiles and recreational vehicles. For these loans, the repossessed collateral securing a defaulted loan may not provide a sufficient source of repayment of the outstanding balance. Further, consumer loan collections are dependent on the borrower's continuing financial stability and are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. For consumer loans secured by real estate, the risk is greater than inherent in one-to-four family residential mortgages in that the security for home equity loans is generally not the first lien on the property and ultimate collection of the loan balance may be dependent on whether the value remains after collection by a holder with a higher lien.

         Exhibit II-4 displays the composition of the Bank's investment portfolio and mortgage-backed securities. Fed funds and interest-earning deposits, investments and mortgage-backed securities totaled $25.7 million or 12.7% of total assets at December 30, 2002, consisting primarily of fed funds and interest-earning deposits with other financial institutions ($22.6 million), equity securities held for sale ($520,000), FHLB stock ($807,000 million) and mortgage-backed securities held to maturity ($1.7 million).

Feldman Financial Advisors, Inc.
--------------------------------

         The Bank views its investment portfolio as an alternative interest-earning asset vehicle into which to deploy excess funds during periods of weak loan demand or perceived higher risks. The investment portfolio provides asset diversification and the opportunity to achieve capital appreciation through long-term investment in investment securities. Chesapeake has never utilized hedging instruments nor does it use or maintain a trading account.

Liability Composition

         Deposits, repayments and prepayments of loans, proceeds from sales of loans and securities, proceeds from maturing securities, and cash flows from operations are the primary sources of the Bank's funds. The Bank's deposits at December 31, 2002 totaled $183.7 million, representing 99.1% of total liabilities. The Bank's deposit accounts consist of transaction accounts (non-interest NOW accounts, interest-bearing NOW accounts, Super Now accounts, passbook accounts, and money market savings accounts) and certificate of deposit accounts. Exhibit II-5 presents a summary of the Bank's deposit portfolio as of December 31, 2002.

         Transaction and savings accounts amounted to $78.9 million or 42.9% of the Bank's total deposits at December 31, 2002. Certificate of deposit accounts amounted to $104.9 million or 57.1% of deposits at that date. Certificates of deposit have remained relatively stable in terms of gross dollars over the past few years, however, as the deposit base has grown, certificates are a decreasing percentage of total deposits over the past few years. Of the Bank's $104.9 million of certificate accounts, $63.9 million or 60.9% were scheduled to mature by December 31, 2003.

         The Bank obtains deposits predominantly from the areas in which its branch offices are located. Chesapeake relies mainly on competitive pricing of its deposit products, customer service, and long-standing relationships with customers to attract and retain deposits.

Feldman Financial Advisors, Inc.
--------------------------------

         The Bank may obtain advances from the Federal Home Loan Bank of Atlanta upon the security of common stock the Bank owns in the Federal Home Loan Bank and the Bank's qualifying residential mortgage loans and mortgage-backed securities provide certain standards related to credit worthiness are met. Table 4 on the following page details the Bank's borrowings. At December 31, 2002 and March 31, 2002, the Bank did not have any Federal Home Loan Bank Advances outstanding. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Federal Home Loan Bank advances are generally available to meet seasonal and other withdrawals of deposit accounts and to permit increased lending.

Equity Capital

         The Bank's equity capital was $17.4 million, or 8.60% of total assets, at December 31, 2002. Equity increased from $16.7 million as of March 31, 2002, primarily because of net income of $696,885 for the nine month period ended December 31, 2002. For regulatory purposes at December 31, 2002, the Bank's Tier 1 leverage capital ratio measured 8.31% and its total risk-based capital ratio was 10.75%. The Bank not only met its minimum regulatory capital requirements but also surpassed the levels necessary to qualify for the designation of "well capitalized."

Feldman Financial Advisors, Inc.
--------------------------------

                                     Table 4
                                   Borrowings

--------------------------------------------------------------------------------------------------------
                                                 At or for the         At or for the      At or for the
                                               Nine Months Ended         Year Ended         Year Ended
                                               December 31, 2002       March 31, 2002     March 31, 2001
--------------------------------------------------------------------------------------------------------
                                                                  (in thousands)
Federal Home Loan Bank Advances
  Average balance outstanding                         $-0-                  $-0-              $1,500
  Maximum amount outstanding at
     any month-end during the period                  $-0-                  $-0-              $3,000
  Balance outstanding at the end of period            $-0-                  $-0-              $3,000
  Average interest rate during the period               0%                    0%               6.07%
  Weighted average interest rate at
      end of period                                     0%                    0%               5.63%
--------------------------------------------------------------------------------------------------------

Feldman Financial Advisors, Inc.
--------------------------------

                            Income and Expense Trends

         Exhibit II-2 details the main components of the Bank's earnings performance for the nine month periods ended December 31, 2002 and 2001 and the fiscal years ended March 31, 2002 and 2001. Net income was $697,000 for the nine months ended December 31, 2002, as compared to net income of $600,000 for the nine months ended December 31, 2001. This represents an increase of $97,000, or 16.2%, due primarily to a $813,000 increase in net interest income before provisions and a $161,000 decrease in non-interest expense, offset by a $687,000 increase in loan loss provisions, a $44,000 decrease in non-interest income and a $146,000 increase in income tax provisions.

         Table 5 details the Bank's average balances and yield information. Net interest income was $5.4 million and $4.9 million for the nine-month periods ending December 31, 2002 and 2001, respectively, representing an increase of $813,000, or 17.7%. The increase was primarily due to a 123 basis point decrease in the average cost of interest-bearing liabilities, the benefit of which was somewhat offset by a 94 basis point decrease in the average yield on interest-earning assets.

         Interest income decreased by $661,000, or 6.5%, to $9.5 million for the nine months ended December 31, 2002, from $10.2 million for the nine months ended December 31, 2001. The decrease in interest income resulted primarily from decreases in interest and fees on loans of $453,000, a decrease in interest income from mortgage-backed securities of $55,000, a decrease in interest on investment securities of $23,000 and a decrease in interest on other interest-earning assets (primarily consisting of overnight deposits in the Federal Home Loan Bank of Atlanta) of $130,000. The average yield on interest earning assets decreased 94 basis points to 6.75% for the nine months ended December 31, 2002, from 7.69% for the nine months ended December 31,

Feldman Financial Advisors, Inc.
--------------------------------

2001. The decline in yields reflected a decline in market rates generally. Partially offsetting the decline in the average yield was a $11.5 million increase in the average balance of interest earning assets to $188.0 million for the nine months ended December 31, 2002 from $176.5 million for the nine months ended December 31, 2002.

         Total interest expense decreased $1.5 million, or 26.4%, to $4.1 million for the nine months ended December 31, 2002 compared to $5.6 million for the nine months ended December 31, 2001. The decrease in interest expense resulted from a decrease in the average cost of deposits and borrowed funds to 3.16% from 4.39%, reflecting lower market interest rates during the nine month period in 2002, partially offset by a $9.4 million increase in the average balance of interest bearing liabilities.

         For the nine months ended December 31, 2002, the provision for loan losses was $636,000 as compared to a net recovery in provisions of $51,000 for the nine months ended December 31, 2001. At December 31, 2002, the allowance for loan losses was $2.7 million, or 1.33% of total loans outstanding, as compared with $2.1 million, or 0.99% of total loans outstanding at December 31, 2001. In evaluating the level of allowance for loan losses, management considers historical loss experience, the types of loans and amount of loans in the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, peer group information, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.

         Total non-interest income decreased to $587,000 for the nine months ended December 31, 2002 from $631,000 for the same period in 2001, a decrease in $44,000, or 7.0%.

Feldman Financial Advisors, Inc.
--------------------------------

         The Bank's total non-interest expense for the nine months ended December 31, 2002 was $4.2 million, compared to $4.4 million for the same period in 2001, a decrease of $161,000, or 3.7%. The decrease was primarily attributable to a $411,000 decrease in salaries and benefits and a $11,000 decrease in federal deposit insurance premiums, offset by a $85,000 increase in data processing expense, a $46,000 increase in furniture, fixtures and equipment expense, a $39,000 increase in advertising expense and a $50,000 increase in legal fees.

         The provision for income taxes increased to $437,000 from $290,000 with effective tax rates of 38.5% and 32.6% for the nine-month periods ended December 31, 2002 and 2001, respectively. The change in the effective tax rate was caused by permanent differences in recognizing income and expenses for book versus tax purposes.

Feldman Financial Advisors, Inc.
--------------------------------

                                     Table 5

                             Yield and Cost Summary
                   For the Nine Months Ended December 31, 2002

                                                                    Nine Months Ended December 31,
                                            ----------------------------------------------------------------------------
                                                 2002                                   2001
                                            ------------------------------------   -------------------------------------
                                               Average     Interest                   Average    Interest
                                             Outstanding    Earned/    Yield/       Outstanding    Earned/     Yield/
                                               Balance       Paid       Rate          Balance       Paid        Rate
                                               -------       ----       ----          -------       ----        ----
Interest-earning assets:
     Loans receivable                         $167,944     $  9,115       7.24%      $156,567     $  9,568        8.15%
     Mortgage-backed securities                  1,970          112       7.56          2,996          166        7.40
     Investment securities                         476            6       1.64            913           29        4.26
     Other interest earning assets              17,641          282       2.14         16,024          413        3.43
                                              --------     --------   --------       --------     --------    --------
        Total interest-earning assets          186,253        9,515       6.75        176,500       10,176        7.69
                                              --------     --------   --------       --------     --------    --------

Non-interest earning assets                     10,996                                 10,427
                                              --------                               --------

Total assets                                  $199,027                               $186,927

Interest-bearing liabilities:
     Time deposits                            $ 70,651          923       1.74       $ 58,821        1,163        2.64
     Savings deposits                          102,851        3,193       4.14        104,881        4,420        5.62
     Advances and other
        borrowed funds                              85            1       1.41            528            8        2.08
                                              --------     --------   --------       --------     --------    --------
Total interest-bearing liabilities             172,215        4,117       3.16%       162,319        3,882        4.39%
                                              --------     --------   --------       --------     --------    --------

Non-interest bearing liabilities                 8,431                                  6,241

Total liabilities                              182,018                                170,741
Retained earnings                               17,009                                 16,456
                                              --------                               --------

Total liabilities and
     retained earnings                        $199,027                               $186,927
                                              ========                               ========

Net interest income/
     interest rate spread                                  $  5,398       3.59%                   $  4,585        3.30%
                                                           ========   ========                    =========   ========

Net interest-earning assets/net
     yield on interest-earning assets         $ 14,444                    3.83%      $ 12,270                     3.46%
                                              ========                ========       ========                 ========

Ratio of interest-earning assets to
     average interest-bearing liabilities         1.08x                                  1.07x
                                              ========                               ========

                   Source: Chesapeake; preliminary prospectus

Feldman Financial Advisors, Inc.
--------------------------------

                         Asset and Liability Management

         A principal part of the Bank's financial objective is to manage interest rate risk and reduce the exposure of the Bank's net interest income to changes in market rates. The Bank's assets, consisting primarily of mortgage loans, have longer maturities than the Bank's liabilities, consisting primarily of deposits. Accordingly, the board of directors has established an Asset/Liability Management Committee which is responsible for evaluating the interest rate risk inherent in the Bank's assets and liabilities, for determining the level of risk that is appropriate for the given business strategy, operating environment, capital liquidity, and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors. Senior management monitors the level of interest rate risk on a regular basis and the asset/liability management committee meets on at least a quarterly basis to review the bank's asset/liability policies and interest rate risk position. The board of directors also monitors the level of interest rate risk on at least a quarterly basis. Table 6 shows the impact upon the Bank's earnings as a result of changes in volumes and interest rates.

         In past years, the Bank measured interest rate risk sensitivity by computing the "gap" between the assets and liabilities which were expected to mature or reprice within certain periods of time, based upon assumptions regarding loan prepayment and deposit decay rates formerly provided by the Office of Thrift Supervision ("OTS"). However, the OTS now requires the computation of amounts by which the net present value of an institution's cash flow from assets, liabilities and off-balance sheet items (the institution's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates.

Feldman Financial Advisors, Inc.
--------------------------------

                                     Table 6

                              Rate/Volume Analysis

                                                        Nine Months Ended December 31,
                                                   ----------------------------------------
                                                                2002 vs. 2001
                                                   ----------------------------------------
                                                     Increase/(Decrease)
                                                           Due to            Total Increase
                                                   ------------------------
                                                    Yield/Rate     Volume       (Decrease)
                                                   ------------  ----------  --------------
                                                               (In Thousands)
    Interest-earning assets:
       Loans receivable                                $(1,118)      $665         $  (453)
       Mortgage-backed securities                            3        (58)            (55)
       Investment securities                                (8)       (15)            (23)
       Other interest-earning assets                      (168)        38            (130)
                                                   ------------  ----------  --------------
       Total interest-earning assets                    (1,291)       630            (661)
                                                   ============  ==========  ==============

    Interest-bearing liabilities:
       Savings deposits                                   (313)        73            (240)
       Time deposits                                    (1,226)        (1)         (1,227)
       Borrowings                                           (2)        (5)             (7)
                                                   ------------  ----------  --------------
       Total interest-bearing liabilities               (1,541)        67          (1,474)
                                                   ============  ==========  ==============
    Net interest income                                $   250       $563         $   813
                                                   ============  ==========  ==============

    Source:  Chesapeake; preliminary prospectus

         These computations estimate the effect on the Bank's NPV from instantaneous 100 to 300 basis point increases or decreases in market interest rates. Due to the current low level of market interest rates, the Bank did not receive a NPV calculation for an interest rate decrease greater than 100 basis points.

         Table 7 presents the Bank's NPV calculation as of September 30, 2002. As shown by the table, the Bank's current NPV position is more sensitive to increases in interest rates than to drops in interest rates due to the shorter maturities of its liability portfolio.

Feldman Financial Advisors, Inc.
--------------------------------

                                     Table 7
                                 NPV Calculation
                               September 30, 2002

                                                         Net Portfolio Value as a %
                                                            of Present Value of
                          Net Portfolio Value                   Assets
-------------------------------------------------------  --------------------------
     Change in
  Interest Rates    Estimated     Amount of
  (basis points)       NPV          Change     Percent         NPV Ratio
  --------------       ---          ------     -------         ---------
                    (Dollars in Thousands)

       +300          $  11,878     $ (4,893)      (29)%          6.10%
       +200             13,382       (2,939)      (18)           6.99
       +100             15,646       (1,125)       (7)           7.78
         0              16,771            -         -            8.24
       -100             17,182          411         2            8.36

------------------------------

Source:  Chesapeake, preliminary prospectus

         Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in the net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The net portfolio value table assumes that the composition of interest-sensitive assets and liabilities existing at the beginning of the period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets or liabilities.

         In order to offset the potential effects of dramatic increases in market interest rates, the Bank, among other reasons, has implemented a strategy to diversify its loan portfolio by originating more commercial real estate, construction, consumer, and commercial business, and has increased the amount of deposits in transaction accounts. Commercial real estate, construction, consumer and commercial business loans typically have shorter terms and higher

Feldman Financial Advisors, Inc.
--------------------------------

interest rates than single family residential mortgage loans. Transaction accounts generally have lower interest rates than certificates of deposit and are considered a more stable source of funds. Also, in the near term, for residential mortgage loans, the Bank intends to emphasize 1-, 3-, and 5-year and 7/1 adjustable rate loans.

FELDMAN FINANCIAL ADVISORS, INC.

                                  Asset Quality

     In order to effectively monitor problem loans, the Board of Directors is informed monthly of the status of all mortgage loans delinquent more than 60 days, all loans in foreclosure, and all foreclosed and repossessed property owned by the Bank. Mortgage loans are reviewed on a regular basis and such loans are placed on non-accrual status when they are specifically determined to be impaired or when they become 90 days delinquent.

     The Bank's ratio of non-performing assets (including troubled debt restructuring) to total assets increased from 1.30% at March 31, 2002 to 2.89% at December 31, 2002. Total non-performing assets (including troubled debt restructuring) were $5.9 million as of December 31, 2002. The Bank had no real estate owned as of the same date. Table 8 details the Bank's non-performing assets as of December 31, 2002 and March 31, 2002 and 2001. The increase in non-performing assets between March 31, 2002 and December 31, 2002 is related to the increase in non-accrual loans among commercial mortgage loans of $1.2 million, construction mortgage loans of $1.1 million, lease financing of $284,000 and consumer loans of $118,000.

     Management, in determining its allowance for loan losses, considers the risks inherent in its loan portfolio and changes in the nature and volume of loan activities, along with the general economic and real estate market conditions. The Bank utilizes a two tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and
(2) establishment of general valuation allowances on the remainder of the loan portfolio.

     The Bank's allowance for loan losses totaled $2.7 million, or 1.33% of net loans and 48.7% of non-performing loans at December 31, 2002. Table 9 details activity in the Bank's allowance for lease losses for the nine-month periods ending December 31, 2002 and December 31, 2001. Based on its internal asset quality rating system, the Bank had designated, as of

FELDMAN FINANCIAL ADVISORS, INC.

December 31, 2002, outstanding loans of $5.8 million as substandard and $2.9 million as special mention. As of September 30, 2002, the Bank had $0.5 million classified as doubtful and no assets classified as loss.

                                     Table 8
                          Non-performing Asset Summary
                As of December 31, 2002, March 31, 2002 and 2001

                                              Dec. 31, 2002   Mar. 31, 2002    Mar. 31, 2001
                                              -------------- ---------------  ---------------
                                                         (Dollars in Thousands)
Non-accruing loans:
     One- to four-family                         $  559           $  355           $  174
     Commercial                                   3,328            2,170            2,153
     Construction                                 1,098                -                -
     Commercial business                             53                -                -
     Lease financing                                405              121                -
     Consumer                                       143               25                -
                                                 ------           ------           ------
        Total non-performing loans                5,586            2,671            2,327
        Other real estate                             -                -                -
                                                 ------           ------           ------
Total non-performing assets                      $5,586           $2,671           $2,327
Troubled debt restructurings                        280              283           $  143
                                                 ------           ------           ------
Troubled debt restructurings and
   total non-performing assets                   $5,866           $2,954           $2,470
                                                 ======           ======           ======
Total as a percentage of total assets              2.89%            1.34%            1.31
                                                 ======           ======           ======
Allowance for loan losses as a
      percentage of non-performing loans          48.66%           76.86%           81.69
                                                 ======           ======           ======
Allowance for loan losses as a
      percentage of gross loans receivable
                                                   1.33%            1.09%            1.01
                                                 ======           ======           ======

Source:  Chesapeake, preliminary prospectus

FELDMAN FINANCIAL ADVISORS, INC.

                                     Table 9
                       Allowance for Loan and Lease Losses

                                                         Nine Months Ended                        Year Ended
                                                   Dec. 31, 2002    Dec. 31, 2001      March 31, 2002    March 31, 2001
                                                 ----------------  ----------------  -----------------  ----------------
                                                           (Dollars in Thousands)
Balance at beginning of period:                       $ 2,053          $ 1,901               $ 1,901          $ 1,246

Charge-offs:
      One-to four family                                    -                -                    18                -
      Commercial                                            -                -                     -                -
      Construction                                          -                -                     -                -
      Commercial business                                   -                -                     -                -
      Lease financing                                       7                8                     8               48
      Consumer                                             10               18                    20                4
                                                      -------          -------               -------          -------
        Total                                         $    17          $    26               $    46          $    52
                                                      =======          =======               =======          =======

Recoveries:
      One- to four family                                  10               19                    37               20
      Commercial                                            -                3                     3                -
      Construction                                         34               93                    83               19
      Commercial business                                   1                -                     -                -
      Lease financing                                       -                -                     2               35
      Consumer                                              1                2                     4               14
                                                      -------          -------               -------          -------
        Total                                         $    46          $   117               $   129          $    88
                                                      =======          =======               =======          =======

Net (charge-offs) recoveries                              (29)              91                    83              (36)
      Provisions for loan losses                          636              (51)                   69              619
                                                      -------          -------               -------          -------
      Balance at end of period                        $ 2,718          $ 1,941               $ 2,053          $ 1,901
                                                      =======          =======               =======          =======

Allowance for loan losses as a percent of
   total loans outstanding                               1.33%            0.99%                 1.09%            1.01%
                                                      =======          =======               =======          =======

Allowance for loan losses as a percent of
  total non-performing loans                            48.66%         77.27 %                 76.86%           81.69%
                                                      =======          =======               =======          =======

Ratio of net charge-offs (recoveries) to
  average loans outstanding, net                        (0.02)%        (0.06) %                (0.05)%          (0.03)%
                                                      =======          =======               =======          =======

                   Source: Chesapeake, preliminary prospectus

Feldman Financial Advisors, Inc.
---------------------------------

                                   Properties

         The Bank conducts its business out of its main office and a loan production office located in Towson, Maryland and through five branches throughout the Baltimore Metropolitan area. Exhibit II-7 provides a general summary of the Bank's offices. The Bank owns the main office and two of the branch offices and leases the loan production office and three remaining branch facilities. The net book value of the Bank's premises, land and leasehold improvements was approximately $0.9 million at December 31, 2002.

         On November 20, 2002, the Bank purchased a building located in Bel Air, Maryland for $425,000 plus $50,000 for the furniture, fixtures and equipment located in the building. The property will serve as a future Bel Air branch and is expected to open in the first quarter of 2003. The building was constructed and meant to serve as a branch for another institution that was not able to open the branch. Thus Chesapeake was able to acquire the facility. Upon completion of the subdivision of the land, expected to occur in the second quarter of 2003, Chesapeake will purchase the land for $425,000. Until the land is purchased, the bank is leasing the land for $41,000 per year.

         The Bank participates in the STAR Automated Teller Machine network at locations throughout the mid-Atlantic and southern United States and the CIRRUS Automated Teller Machine network at locations throughout the United States. To better serve its customers, the Bank has installed automated teller machines at its Towson, Catonsville and Baltimore City offices. The Bank expects to continue its ongoing analysis to determine the efficiency and effectiveness of its branches in delivering services and products to the local community. The Bank's branch network generally comprises modest but efficient office facilities with favorable locations and convenience. Aside from the aforementioned Bel Air opportunity, the Bank

Feldman Financial Advisors, Inc.
---------------------------------

currently has no plans to add additional branch facilities, but will monitor feasible expansion opportunities.

         Chesapeake is considering relocating its Arbutus, Maryland and Pasadena, Maryland branch offices to different facilities in the same general area (i.e., within several miles of the current office). These offices are located in older buildings without drive-through or ATM capabilities. To date, Chesapeake has not identified any alternative locations for these branches.

Feldman Financial Advisors, Inc.
---------------------------------

                                  Subsidiaries

         OTS regulations permit federal savings associations to invest in the capital stock, obligations or other specified types of securities of subsidiaries (referred to as "service corporations") and to make loans to such subsidiaries and joint ventures in which such subsidiaries are participants in an aggregate amount not exceeding 2% of the Bank's assets, plus an additional 1% of assets if the amount over 2% is used for specific community or inner-city development purposes. In addition, federal regulations permit associations to make specific types of loans to such subsidiaries (other than special purpose finance subsidiaries) in which the Bank owns more than 10% of the stock, in an aggregate amount not exceeding 50% of the Bank's regulatory capital if the Bank's regulatory capital is in compliance with applicable regulations.

         Superior Service Corporation is a wholly owned service corporation of Chesapeake Bank of Maryland. It was organized on February 1, 1980 under the laws of the State of Maryland for the purpose of engaging in the sale of various insurance products and for the purpose of engaging in activities related to the purchase, maintenance, development, sale or lease of real estate. It has not had active business operations for at least five years. It currently receives modest commissions from insurance products that it sold during its active operations.

Feldman Financial Advisors, Inc.
---------------------------------

                                   Market Area

         Chesapeake's primary market area is the Baltimore Metropolitan Area, consisting of Baltimore City and the five surrounding counties of Anne Arundel, Baltimore, Carroll, Harford and Howard. The secondary market area includes the mid-Atlantic region, with an emphasis on the Maryland counties surrounding its primary market area, including Carroll, Frederick, Montgomery and Prince George's. The Bank's conducts business out of its main office and a loan production office, both located in Towson, Maryland and out of five branch offices in Arbutus, Maryland, Baltimore City (2 branches), Pasadena, Maryland and Catonsville, Maryland.

         The economy of the Bank's market area is diversified, with a mix of services, manufacturing, wholesale/retail trade and federal and local government. Manufacturing in the market area is dominated by high technology, particularly the defense industry. Similar to national trends, most of the job growth in the market area has been realized in the service-related industries, and service jobs account for the largest portion of the workforce. A downturn in the local economy could reduce the amount of funds available for deposits and the ability of borrowers to repay their loans.

         Table 10 displays selected demographic data for the United States, the state of Maryland, the Baltimore Metropolitan Statistical Area ("Baltimore MSA") and Towson, Maryland.

         Table 11 shows deposit trends for Baltimore and the Baltimore MSA and deposit concentrations within Baltimore, Maryland. As of June 30, 2002, Chesapeake had a small 0.50% market share and ranked twenty-seventh out of eighty-nine financial institutions in the Baltimore MSA. Chesapeake ranks as the tenth largest thrift in the Baltimore MSA. From 2000 to 2002,

Feldman Financial Advisors, Inc.
---------------------------------

Chesapeake's deposits grew 1.9% annually compared to the overall annual increase of 3.7% in total deposits in the Baltimore MSA.

         In summary, the Bank's market area is characterized as a metropolitan area with a stable population, and moderate per capita growth expected. Competition for originating loans and attracting deposits is intense with competition for making loans and attracting deposits coming from commercial banks, savings institutions, mortgage banking firms and credit unions. The Baltimore area has a high concentration of financial institutions including large money center and regional banks, community banks and credit unions. In addition, additional competition for deposits comes from short-term money market funds, brokerage firms, mutual funds and insurance companies. Some of the Bank's competitors offer products and services the Bank does not currently offer, such as trust services and private banking.

         However, the region presents positive opportunities for increasing a small financial institution's customer base as more consolidations occur and community banks become increasingly scarce. In addition, with its many close communities, Baltimore is an attractive market that can be served well by a community financial institution such as Chesapeake.

Feldman Financial Advisors, Inc.
--------------------------------

                                    Table 10

                             Key Economic Indicators
               United States, Maryland, Baltimore MSA, and Towson

                                              United                         Baltimore
    Key Economic Indicators                   States          Maryland          MSA         Towson
    -----------------------                   ------          --------          ---         ------
Population
----------
Total Population - 2002                     286,815,104      5,422,182       2,599,458      52,776
5-year projection percent change                    4.8%           5.6%            4.3%        4.4%
1990 - 2002 percent change                         15.3%          13.4%            9.1%        6.7%

Households
----------
Total Households - 2002                     107,753,800      2,035,953         997,096      21,474
5-year projection percent change                    5.4%           6.6%            5.6%        4.7%
1990 - 2002 percent change                         17.2%          16.4%           13.3%        5.5%

Per Capita Income
-----------------
Per Capita Income - 2002                        $24,636        $28,938         $27,731     $36,574
5-year projection percent change                   21.6%          19.1%           20.0%       17.2%
1990 - 2002 percent change                         71.3%          63.6%           67.5%       54.0%

Average Household Income
------------------------
Average Household Income - 2002                 $64,338        $75,465         $70,577     $86,722
5-year projection percent change                   20.9%          17.8%           18.2%       17.7%
1990 - 2002 percent change                         67.2%          57.5%           59.0%       54.0%

Median Household Income
-----------------------
Median Household Income - 2002                  $47,065        $59,428         $55,897     $61,201
5-year projection percent change                   16.3%          15.4%           16.5%       16.9%
1990 - 2002 percent change                         56.6%          50.9%           52.9%       47.0%

Household Income Distribution - 2002
------------------------------------
$ 0 - 24 K                                         25.3%          16.9%           19.2%       15.3%
$25 - 49K                                          27.3%          24.3%           25.1%       24.3%
$50K +                                             47.4%          58.8%           55.8%       60.4%

Household Income Distribution - proj. 2007
------------------------------------------
$ 0 - 24 K                                         20.4%          13.6%           15.3%       11.8%
$25 - 49K                                          25.4%          21.6%           22.6%       21.9%
$50K +                                             54.2%          64.9%           62.1%       66.3%

Source: SNL Securities

Feldman Financial Advisors, Inc.
--------------------------------

                                    Table 11
          Deposit Trends for Baltimore, Maryland and the Baltimore MSA
                    For All Banks, Thrifts, and Credit Unions
                        Deposit Data as of June 30th Date
                             (Dollars in Thousands)

===============================================================================================================================
                                    2002                                                                            `00-'02
                                 No. Of               2002                    2001                   2000            Growth
            Market               Offices          Deposits                Deposits               Deposits             Rate
-------------------------------------------------------------------------------------------------------------------------------
  Baltimore                          347          $16,249,083            $16,460,736             $16,682,357        (1.31)%

  Baltimore MSA                    1,032          $35,107,503            $33,485,525             $32,668,747          3.67%

===============================================================================================================================

                     Deposit Market Share for Baltimore MSA
                            For All Banks and Thrifts
                         June 30, 2000 to June 30, 2002

===============================================================================================================================
                                  2002               2002                   2001                    2000              `98-'02
                                                 --------------------   ---------------------   --------------------
                                 No. of            Deposits    % of       Deposits     % of       Deposits    % of     Growth
      Institution               Offices  Type       ($000s)   Total        ($000s)    Total        ($000s)   Total      Rate
-------------------------------------------------------------------------------------------------------------------------------
 Bank of America Corp.            135     B       6,755,303   19.24      5,618,342    16.78      5,578,227   17.08     10.05%

 M&T Bank Corp.                   103     B       5,668,247   16.15      6,303,379     18.82     5,962,916   18.25     -2.50%

 Mercantile Bankshares Corp.       78     B       4,203,219   11.97      4,039,716     12.06     3,557,606   10.89      8.70%

 Provident Bankshares Corp.        81     B       2,617,849    7.46      3,044,814      9.09     3,555,893   10.88    -14.20%

 Wachovia Corp.                   122     B       2,263,994    6.45      2,068,399      6.18     2,634,514    8.06     -7.30%

 SunTrust Banks. Inc.              72     B       1,417,373    4.04      1,336,371      3.99     1,299,310    3.98      4.44%

 BB&T Corp.                        45     B       1,139,902    3.25      1,072,551      3.20     1,019,708    3.12      5.73%

 First Virginia Banks, Inc.        31     B         739,057    2.11        700,747      2.09       673,537    2.06      4.75%

 Susquehanna Bancshares Inc.       28     B         706,431    2.01        613,695      1.83       639,986    1.96      5.06%

 First Mariner Bancorp             29     B         608,464    1.73        491,211      1.47       425,868    1.30     19.53%

-------------------------------------------------------------------------------------------------------------------------------
   Chesapeake                      6      T         175,629    0.50        165,595     0.49        135,431    0.41       1.9%
-------------------------------------------------------------------------------------------------------------------------------

  All Others                      302     NA     8,812,035     25.1     8,030,705      24.0     7,185,751     22.0      10.7%
                                  ---            ----------    ----     ----------     ----     ----------    ----      -----

      Total for MSA              1,032          $25,865,520   100.0    $25,070,959    100.0    $25,074,432   100.0      3.67%

===============================================================================================================================

Source:  SNL Securities

Feldman Financial Advisors, Inc.
--------------------------------

                                     Summary

         Over the past decade, along with originating one-to-four family residential mortgages, the Bank has expanded its lending to significantly increase its amount of commercial and construction mortgage lending and recently, increased commercial business and consumer lending. Going forward, the Bank will continue to serve its market area with loans tailored to meet the needs of its market area by offering mortgage products designed for both one-to-four family and commercial and construction mortgage loans. The Bank intends to offer deposit products for the retail customer. In addition, the Bank will closely monitor its credit requirements and asset quality, maintaining its high credit standards while attracting new customers. The Bank's sound capital position serves as an important aspect of such risk management.

         The Bank's long-standing presence in the local community provides it with a loyal customer base and a degree of local market penetration. It may be the case, however, that customers seeking a full range of competitive products and services may not be content with the Bank's limited offerings as compared to other financial competitors. As the Bank seeks to manage both sides of the balance sheet, it is faced with increased pressure to improve and expand its retail banking franchise. Such action would require additional investment, but could generate a cost-effective source of funds along with additional lending business. The Bank has a strong knowledge of its local market area and can also continue to strengthen its niche in the local community through superior customer service, community contacts and products designed to meet the area's specific needs.